UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Results for First Quarter 2019

São Paulo, Brazil – May 10, 2019 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), today reported its unaudited condensed consolidated interim financial statements for the three-months ended March 31, 2019. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Except as the context otherwise requires, for comparability purposes, data as of and for the period ended March 31, 2018 included herein have been restated to give effect to the discontinuation of the Company’s operations in Mexico and Argentina.

First Quarter 2019 Key Financial Highlights

•      Net sales: R$326.7 million, down 9.3% compared to the same period in 2018;

•      GMV: R$521.9 million, up 2.8% compared to the same period in 2018, with Marketplace GMV up 68.3%, representing 20.7% of total GMV (+8.1 p.p. YoY)

•      Net loss: R$66.9 million, compared to R$61.3 million for the same period in 2018;

•      Net Working Capital: Total net working capital cycle reduction of 77 days to negative 14 days vs 1Q-2018

•      Operating cash flow consumption of R$4.3 million from continuing operations

Corporate Developments

•      Merger Agreement with Magazine Luiza S.A.: On April 29th the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”) whereby, subject to the satisfaction of certain conditions precedent, Magazine Luiza S.A. will acquire Netshoes.

•      Sale of Subsidiary in Argentina: Completion of sale of Netshoes’ subsidiary in Argentina on April 26th, 2019 to a group led by BT8 S.A

Operating and Financial Metrics Highlights

Operating Data(1)	1Q-18	1Q-19	Change %YoY
Registered Members (in thousands)	20,844	23,894	14.6%
Active Customers (in thousands)	6,217	6,409	3.1%
Invoiced Orders (in thousands)	2,656	2,575	(3.0)%
Average Basket Size (in R$)	188.4	202.6	7.5%
GMV (in millions) (2)	507.7	521.9	2.8%
GMV - B2C (in millions)	500.2	521.6	4.3%
Marketplace GMV (as % of total GMV)	12.7%	20.7%	+8.1p.p.
			Change %YoY
Financial Data (In R$ Millions)	1Q-18	1Q-19
Net Sales	360.4	326.7	(9.3)%
Gross Margin %	31.0%	27.1%	(3.9)p.p.
ADJUSTED EBITDA Margin % (3)	(6.1)%	(8.3)%	(2.3)p.p.

(1)   As the Mexico operation was discontinued in September 2018 and the Argentine operation in January 2019, for comparability purposes, financial data for 1Q-2018 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico and Argentina as if it had occurred in any such periods.

(2)   For a reconciliation of net sales to GMV, see page 9 below.

(3)   For a reconciliation of net loss to Adjusted EBITDA Margin, see page 10 below.

Overview of First Quarter 2019 Results

Consolidated P&L (In R$ Millions) (1)	1Q-18	1Q-19	Change YoY

GMV (2)	507.7	521.9	2.8%

Net Sales	360.4	326.7	(9.3)%
Cost of Sales	(248.8)	(238.2)	(4.3)%
Gross Profit	111.5	88.5	(20.6)%
% Gross Margin	31.0%	27.1%	-3.9p.p.
Operating Expenses	(133.4)	(115.7)	(13.3)%
% of Sales	(37.0)%	(35.4)%	-1.6p.p.
Selling and Marketing Expenses (ex-A&D)	(97.1)	(83.1)	(14.4)%
% of Sales	(26.9)%	(25.4)%	-1.5p.p.
General and Administrative Expenses (ex-A&D)	(35.2)	(33.8)	(4.2)%
% of Sales	(9.8)%	(10.3)%	0.6p.p.
Other Operating Expenses	(1.1)	1.1	(199.6)%
% of Sales	(0.3)%	0.3%	-0.6p.p.
ADJUSTED EBITDA (3)	(21.9)	(27.2)	(24.4)%
% of Sales	(6.1)%	(8.3)%	-2.3p.p.
Certain Other Net Financial Result (4)	(1.9)	(3.8)	96.4%
% of Sales	(0.5)%	(1.2)%	0.6p.p.
EBITDA (3)	(23.8)	(31.0)	(30.2)%
% of Sales	(6.6)%	(9.5)%	-2.9p.p.
Amortization and Depreciation	(15.7)	(17.3)	10.2%
% of Sales	(4.4)%	(5.3)%	0.9p.p.
Net Adjusted Financial Result (4)	(11.3)	(16.1)	42.6%
% of Sales	(3.1)%	(4.9)%	1.8p.p.
Loss Before Income Tax	(50.7)	(64.3)	(26.8)%
% of Sales	(14.1)%	(19.7)%	-5.6p.p.
Current Income Tax	-	-	-
Net Loss from continuing operations	(50.7)	(64.3)	(26.8)%
% of Sales	(14.1)%	(19.7)%	-5.6p.p.
Net Loss from Discontinued Operations (5)	(10.6)	(2.6)	(75.2)%
Net Loss	(61.3)	(66.9)	9.2%
% of Sales	(17.0)%	(20.5)%	-3.5p.p.

(1) As the Mexico operation was discontinued in September 2018 and the Argentine operation in January 2019, for comparability purposes, financial data for 1Q-2018 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico and Argentina as if it had occurred in any such periods.

(2)  For a reconciliation of net sales to GMV, see page 9 below.

(3)  For a reconciliation of Net Loss to EBITDA and Adjusted EBITDA, please see page 10.

(4)  For a reconciliation of financial income/expense to Certain Other Net Financial Result and Net Adjusted Financial Result, see page 9.

(5)  Net loss from Mexico and Argentina due to the discontinuation of these operations in September 2018 and January 2019, respectively.

Operating Metrics

As of March 31, 2019, the Company’s business was organized into the B2C e-commerce operations mainly through the main websites “Netshoes” (sporting goods) and “Zattini" (fashion). As the Company’s international operations were recently discontinued (Mexico operation in September 2018 and Argentine operation in January 2019), current business consists of the Brazilian e-commerce operation and holding expenses.

Registered members in Brazil increased to 23.9 million in 1Q-2019, up by 14.6% compared to the same period in 2018. Active customers reached 6.4 million, an increase of 3.1% compared to 1Q- 2018.

GMV from the Brazilian B2C operation grew 4.3% in 1Q-2019 compared to the same period in 2018, mainly driven by:

•        a 1.4% increase in Netshoes GMV, mainly impacted by our strategy of shifting certain products with lower margin or slower replacement cycle from 1P to the marketplace;

•        a 20.2% increase in Zattini’s GMV, reflecting the higher discipline of the Company’s new strategy in fashion portfolio management.

In 1Q-2019, invoiced orders decreased 3.0% compared to the same period in 2018 while average basket size increased 7.5%.

Total consolidated GMV in 1Q-2019 was R$521.9 million, up 2.8% compared to same period in 2018 due to the negative impact of our discontinued B2B business.

Marketplace GMV (Netshoes & Zattini) amounted to R$108.3 million and accounted for 20.7% of total consolidated GMV in the 1Q-2019, an increase of 68.3% compared to the same period in 2018. As of March 31, 2019, the Company’s total vendor base comprised 1,032 qualified third-party B2C vendors, an increase of 214 vendors compared to the same period in 2018.

Net Sales

Consolidated net sales were R$326.7 million in 1Q-2019, a 9.3% decrease compared to the same period in 2018, also impacted by the already mentioned shift of certain products with lower margin or slower replacement cycle from 1P to the marketplace.

Gross Profit

Gross profit in 1Q-2019 was R$88.5 million, compared to R$111.5 million in the same period last year. Gross margin was 27.1% in 1Q-2019, compared to 31.0% in 1Q-2018.

The main impacts behind this reduction of 3.9 p.p. were:

•        +2.5 p.p. due to ramp-up of the marketplace operation and the shutdown of the B2B supplement operation;

•        (2.9) p.p. due to lower tax benefits as a result of 2016 tax change (EC87) and to the shift of Zattini’s operation to the Barueri distribution center, resulting in higher tax charges to the P&L but allowing the use of R$17 million in tax credits in 4Q-2018 and an additional R$50 million over the next 12 months (estimated);

•        (1.4) p.p. impact from APV (Adjustment to Present Value) as a direct result of the Company’s decision to stop recording such adjustment;

•        (1.5) p.p. related to the shift of certain 1P categories to marketplace and the acceleration of supplement sales through the Company’s B2C channel.

Operating Expenses

Operating expenses, net of depreciation and amortization, were R$115.7 million in 1Q-2019, 13.3% lower than 1Q-2018. As a percentage of net sales, operating expenses were 35.4%, compared to 37.0% in 1Q-2018.

Selling and marketing expenses, net of depreciation and amortization, were R$83.1 million, 14.4% lower than 1Q-2018. They represented 25.4% of net sales compared to 26.9% of net sales in 1Q-2018.

General and administrative expenses, net of depreciation and amortization, were R$33.8 million in 1Q-2019, 4.2% lower in comparison to 1Q-2018, representing 10.3% of net sales in 1Q-2019, versus 9.8% of net sales in 1Q-2018. This decrease is mainly due to the accounting change related to IFRS 16, which changes the recording methodology for leasing expenses, and to lower IT expenses, partially offset by higher consulting and legal expenses.

Adjusted EBITDA and Net Loss

Consolidated Adjusted EBITDA was R$(27.2) million in 1Q-2019 (with negative 8.3% Adj. EBITDA margin) compared to R$(21.9) million in 1Q-2018 (negative 6.1% Adj. EBITDA margin).

This negative result in 1Q-2019 includes R$2.3 million negative impact from B2B supplement sale through the B2C operation, R$3.3 million from higher sales taxes in Zattini’s migration to the Barueri distribution center and R$5.8 million from higher consulting and legal expenses. The negative result in 1Q-2018 was partially offset by R$3.9 million from Adjustment to Present Value (APV).

Due to the above-mentioned effects, the consolidated net loss from continuing operations, which excludes our divested operations in Mexico and Argentina, was R$64.3 million in 1Q-2019 (negative 19.7% net margin), compared to a net loss of R$50.7 million (negative 14.1% net margin) in 1Q-2018.

Balance Sheet and Cash Flow

In 1Q-2019, the Company generated R$42.1 million in net cash flow from continuing operating activities excluding the contribution from factoring arrangements (see table below). Considering the decrease of factoring arrangements during the period, operating cash use was R$4.3 million, reflecting mainly the R$52.0 million improvement in working capital, which was offset by the R$33.4 million net loss from operations and R$23.0 million mainly from accrued expenses and other tax assets and liabilities.

During the quarter, the decrease in the use of factoring arrangements consumed  R$46.4 million of operating cash flow versus  R$169.8 million in 1Q-2018.

As of March 2019 the Company had approximately R$120 million in overdue payments of suppliers and accrued expenses, which contributed heavily to the improvement in its operating cash flow from continuing operations.

Cash used in investing activities amounted to R$12.2 million in 1Q-2019 and was mainly related to further development of the Company’s information technology infrastructure. In 1Q-2018, cash used in investing activities amounted to R$28.5 million.

Cash used in financing activities amounted to R$8.9 million in 1Q-2019 compared to R$43.9 million in 1Q-2018 mainly as a result of the reduction in interest expenses and grace period obtained for principal amortization in certain of our financing arrangements.

Consequently, the change in cash and cash equivalents resulted in a use of R$24.1 million in 1Q-2019 compared to R$335.3 million in 1Q-2018. Cash and cash equivalents as of March 31, 2019 were R$43.2 million, compared to R$60.7 million as of March 31, 2018.

Cash Flow Statement (In R$ Millions) (1)	1Q-18	1Q-19

Net loss	(50.7)	(64.3)
Depreciation and amortization	15.7	17.3
Interest expense, net	14.4	11.3
Others	13.6	2.4
Adjusted Net Loss	(7.1)	(33.4)

Trade accounts receivable	(1.4)	72.3
Inventories	(20.9)	0.7
Trade accounts payable / Reverse Factoring	(168.2)	(21.0)
Changes in Working Capital	(190.5)	52.0

Restricted Cash	(2.8)	2.2
Recoverable taxes	(1.3)	2.0
Judicial deposits	(3.0)	(4.8)
Accrued expenses	(25.1)	(8.8)
Others	(12.1)	(13.6)
Total Changes in Assets and Liabilities	(44.3)	(23.0)
Net Cash Provided by (Used In) Continuing Operating Activities	(241.8)	(4.3)

Capex	(27.2)	(9.1)
Restricted cash	(2.2)	(3.1)
Others	1.0	-
Net Cash Provided by (Used in) Investing Activities	(28.5)	(12.2)

Proceeds / Payment of debt	(28.3)	1.4
Payments of interest	(15.6)	(10.4)
Net Cash Provided by (Used in) Financing Activities	(43.9)	(8.9)

Net cash provided by (used in) discontinued operations	(21.0)	1.3
Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.0

Change in Cash and Cash Equivalents	(335.3)	(24.1)

Cash and cash equivalents, beginning of period	396.0	67.3
Cash and cash equivalents, end of period	60.7	43.2

Restricted Cash	39.5	22.4
Total Cash and cash equivalents, end of period	100.1	65.6

(1)     As the Mexico operation was discontinued in September 2018 and the Argentine operation in January 2019, for comparability purposes, financial data for 1Q-2018 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico and Argentina as if it had occurred in any such periods.

Factoring Arrangements Impact:	1Q-18	1Q-19
Operating Cash Flow before Factoring Arrangements	(72.1)	42.1
(-) Credit card factoring (accounts receivable)	(82.0)	(39.4)
(-) Reverse factoring (accounts payable)	(87.8)	(7.1)
Total Factoring Arrangements	(169.8)	(46.4)
Operating Cash Flow after Factoring Arrangements	(241.8)	(4.3)

In 1Q-2019, the Company’s net working capital cycle was a negative 14 days, 77 days lower than 1Q-2018. This improvement was mainly a result of (i) the inventory write-off of R$59.3 million (18 days) related to the discontinuation of the B2B nutrition supplement business and of the improved inventory management at the Brazilian operations (50 days); (ii) a 3-day decrease in trade accounts receivable cycle due to higher volume of factoring of credit card receivables and; (iii) a 7-day increase in trade accounts payable cycle mainly due to the mentioned overdue supplier payments.

The remaining inventory of Midway nutritional products represented R$19.7 million or 7 inventory days at the end of 1Q-2019.

In Days	1Q-18	2Q-18	3Q-18	4Q-18	1Q-19
Trade Accounts Receivable	19	18	20	29	16
Inventories	151	133	103	81	83
Trade Accounts Payable / Reverse Factoring	106	104	111	118	113
Cash Conversion Cycle (Brazil)	63	46	12	(8)	(14)

In 1Q-2019 total indebtedness in Brazil was R$231.0 million, compared to R$254.8 million in 1Q-2018 and R$228.9 million recorded in 4Q-2018. As of March 31, 2019, 29% of total debt was short-term, compared to 40% in 1Q-2018.

DEBT (In R$ Millions)	1Q-18	2Q-18	3Q-18	4Q-18	1Q-19
Working Capital	154.1	138.7	138.4	138.8	140.7
Short-term	63.1	63.5	11.1	28.6	47.9
Long-term	91.0	75.2	127.3	110.2	92.8
Debenture	74.9	65.5	64.2	64.3	64.5
Short-term	37.7	37.6	-	8.0	16.2
Long-term	37.2	27.9	64.2	56.3	48.3
Other	25.9	25.7	25.7	25.7	25.8
Short-term	0.3	0.1	1.1	1.9	2.8
Long-term	25.5	25.6	24.6	23.9	23.0

TOTAL DEBT (R$)	254.8	229.9	228.2	228.9	231.0
Short-term (%)	40%	44%	5%	17%	29%
Long-term (%)	60%	56%	95%	83%	71%
(-) Total Cash	(83.0)	(98.5)	(82.4)	(88.1)	(65.1)
Cash and cash equivalents	(43.6)	(63.1)	(48.9)	(66.5)	(42.7)
Restricted cash	(39.5)	(35.4)	(33.5)	(21.5)	(22.4)
BRAZIL - NET DEBT (R$)	171.7	131.5	145.9	140.8	165.9

Corporate Events:

Merger Agreement with Magazine Luiza S.A.

On April 29, 2019 the Company announced that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire the Company, such that, at the effective time of the transaction, Merger Sub will merge with and into the Company, with the Company continuing after the merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each Company shareholder will receive US$2.00 per share in cash per common share.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Company general meeting to be held on May 30, 2019, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

Sale of Netshoes’ operations in Argentina

On April 26, 2019 the Company announced the sale of its subsidiary in Argentina (NS3 Internet S.A.) to a group led by BT8 S.A. Pursuant to terms of this transaction, the Company has granted to NS3 a license for a period of eighteen months from April 26 to use in Argentina the Company’s brand and e-commerce platform and contributed ARS106.3 million  (approximately US$2.5 million) into NS3 at closing. The Company’s divestment of its operations in Argentina is in line with its strategy of focusing on its core Brazilian operations.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Brazil and one of the largest online retailers in the country. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s business has been a relentless focus on delivering a superior customer experience. As one of the first companies in Brazil to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact
Otavio Lyra, Investor Relations Officer
São Paulo, Brazil
Phone: +55 11 3028-3528
Email: ir@netshoes.com
http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended.  Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of e-Commerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it  operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning the Company’s industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Net Adjusted Financial Result, Certain Other Net Financial Result, EBITDA and EBITDA Margin.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(3) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(4) “Adjusted EBITDA” is defined as net income/loss from continuing operations, less net financial result, less income tax, less depreciation and amortization expenses;

(5) “EBITDA” is defined as Adjusted EBITDA plus Certain Other Net Financial Result;

(6) “Adjusted EBITDA Margin” or “EBITDA Margin” is defined as Adjusted EBITDA or EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV - Reconciliation (In R$ Millions)	1Q-18	1Q-19

Net sales	360.4	326.7
Add (subtract):
Sales taxes, net	70.2	78.4
Returns	26.1	29.6
Marketplace commission fees	(12.8)	(20.1)
NCard activation commission fees	(0.5)	(0.8)
Sub-Total:	443.4	413.7

GMV from marketplace	64.3	108.3

GMV	507.7	521.9

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Financial Result Reconciliation (In R$ Millions)	1Q-18	1Q-19

Financial Income	4.1	3.3
Financial Expenses	(17.3)	(23.1)
Net Financial Result (1)	(13.2)	(19.8)
Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(0.2)	(0.6)
Derivative financial instruments gain	-	-
Other Financial Income	-	-
Certain Other Financial Expenses:
Foreign exchange loss	0.2	0.7
Derivative financial instruments loss	-	-
Bank charges	0.7	0.4
Other Financial Expenses	1.3	3.2
Net Adjusted Financial Result	(11.3)	(16.1)

(1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA margin:

Consolidated EBITDA Reconciliation (In R$ Millions)	1Q-18	1Q-19

Net loss from continuing Operations	(50.7)	(64.3)
Add (subtract):
(-) Income tax expense	-	-
(-) Net Financial Result	13.2	19.8
(-) Depreciation and Amortization	15.7	17.3
Adjusted EBITDA	(21.9)	(27.2)
(+) Certain Other Net Financial Result	(1.9)	(3.8)
EBITDA	(23.8)	(31.0)
Net Sales	360.4	326.7
Adjusted EBITDA Margin %	(6.1)%	(8.3)%
EBITDA Margin %	(6.6)%	(9.5)%

(1) Consolidated EBITDA includes Corporate/Holding expenses.

Certain Definitions:

Registered members

The sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

The total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

The sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

The sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

The sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position
As of December 31, 2018 and March 31, 2019

(Reais and Dollars in thousands)

	December 31,	March, 31

Assets	2018	2019	2019
Current assets:	BRL	BRL	USD
Cash and cash equivalents	67,321	43,194	11,085
Restricted cash	2,996	777	199
Trade accounts receivables, net	163,807	90,789	23,299
Inventories, net	268,594	255,824	65,651
Recoverable taxes	59,214	58,577	15,033
Other current assets	20,138	25,397	6,518
	582,070	474,558	121,784

Non-current assets held for sale		14,192	3,642
Total current assets	582,070	488,750	125,426

Non-current assets:
Restricted cash	18,533	21,623	5,549
Judicial deposits	119,717	124,516	31,954
Recoverable taxes	40,033	37,463	9,614
Other assets	14,166	14,166	3,635
Due from related parties	7	-	-
Property and equipment, net	76,489	152,889	39,235
Intangible assets, net	143,317	143,328	36,782
Total non-current assets	412,262	493,985	126,770

Total assets	994,332	982,735	252,196

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position
As of December 31, 2018 and March 31, 2019

(Reais and Dollars in thousands)

	December 31,	March, 31
Liabilities and Shareholders' Equity	2018	2019	2019
Current liabilities:	BRL	BRL	USD
Trade accounts payable	337,120	312,440	80,181
Reverse factoring	45,276	38,217	9,808
Current portion of long-term debt	38,473	66,882	17,164
Taxes and contributions payable	18,467	15,736	4,038
Deferred revenue	3,983	3,927	1,008
Accrued expenses	136,721	125,917	32,314
Current portion of lease liabilities	-	16,121	4,136
Other current liabilities	25,711	23,654	6,069
	605,751	602,894	154,718

Liabilities associated with non-current assets held for sale		18,076	4,639
Total current liabilities	605,751	620,970	159,357

Non-current liabilities:
Long-term debt, net of current portion	190,406	164,109	42,115
Provision for labor, civil and tax risks	19,935	23,714	6,086
Deferred revenue	21,690	20,397	5,234
Accrued expenses, net of current portion	-	63,650	16,333
Total non-current liabilities	232,031	271,870	69,768
Total liabilities	837,782	892,840	229,125

Shareholders' equity:
Share capital	244	244	63
Additional-paid in capital	1,347,581	1,348,043	345,945
Treasury shares	(1,533)	(1,533)	(393)
Accumulated other comprehensive loss	(11,022)	(11,228)	(2,881)
Accumulated losses	(1,178,464)	(1,245,338)	(319,588)
Equity attributable to owners of the parent	156,806	90,188	23,146
Equity attributable to non-controlling interests	(256)	(293)	(75)
Total shareholders' equity	156,550	89,895	23,071

Total liabilities and shareholders' equity	994,332	982,735	252,196

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the three-month period ended March 31, 2018 and 2019
(Reais and Dollars in thousands, except loss per share)

	For the three months ended March 31,
	2018	2019	2019
	BRL	BRL	USD
Net Sales	360,351	326,703	83,841
Cost of sales	(248,802)	(238,164)	(61,119)
Gross Profit	111,549	88,539	22,722

Operating expenses:
Selling and marketing expenses	(98,771)	(89,394)	(22,941)
General and administrative expenses	(49,189)	(44,700)	(11,471)
Other operating expenses, net	(1,114)	1,110	285
Total operating expenses	(149,074)	(132,984)	(34,127)
Operating loss	(37,525)	(44,445)	(11,407)

Financial income	4,125	3,256	836
Financial expenses	(17,314)	(23,102)	(5,929)
Loss before income tax	(50,714)	(64,291)	(16,498)

Income tax expense	-	-	-
Net Loss from continuing operations	(50,714)	(64,291)	(16,498)

Net Loss from discontinued operations	(10,586)	(2,626)	(674)

Net Loss	(61,300)	(66,917)	(17,172)

Net loss attributable to:
Owners of the Parent from continuing operations	(50,714)	(64,291)	(16,499)
Owners of the Parent from discontinued operations	(10,468)	(2,583)	(663)
Non-controlling interests	(118)	(43)	(11)

Loss per share attributable to owners of the Parent
Basic and diluted	(1.97)	(2.15)	(0.55)

Loss from continuing operations per share attributable to owners of the Parent
Basic and diluted	(1.63)	(2.07)	(0.53)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2018 and 2019

(Reais and Dollars in thousands, except loss per share)

	For the three months ended March 31,
	2018	2019	2019
	BRL	BRL	USD
Cash flows from continuing operating activities:
Net loss	(50,714)	(64,291)	(16,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	4,681	(1,675)	(430)
Depreciation and amortization	15,676	17,262	4,430
Loss on disposal of property and equipment, and intangible assets	259	48	12
Share-based payment	2,557	571	147
Provision for contingent liabilities	1,878	4,857	1,246
Interest expense, net	14,397	11,292	2,898
Provision for inventory losses	4,181	(1,424)	(365)
Other	4	-	-
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	(2,765)	2,219	569
Trade accounts receivable	(1,395)	72,317	18,559
Inventories	(20,855)	685	176
Recoverable taxes	(1,329)	1,968	505
Judicial deposits	(2,972)	(4,799)	(1,232)
Other assets	(9,979)	(8,138)	(2,088)
Increase (decrease) in:
Trade accounts payable	(80,423)	(13,927)	(3,574)
Reverse factoring	(87,802)	(7,059)	(1,812)
Taxes and contributions payable	(520)	(1,889)	(485)
Deferred revenue	(951)	(1,348)	(346)
Accrued expenses	(25,057)	(8,780)	(2,253)
Share-based payment	-	(109)	(28)
Other liabilities	(691)	(2,121)	(543)
Net cash provided by (used in) operating activities	(241,820)	(4,341)	(1,113)
Cash flows from investing activities:
Purchase of property and equipment	(10,424)	(390)	(100)
Purchase of intangible assets	(16,793)	(8,676)	(2,226)
Restricted cash	(2,242)	(3,090)	(793)
Other	961	-	-
Net cash provided by (used in) investing activities	(28,498)	(12,156)	(3,119)
Cash flows from financing activities:
Proceeds from debt	-	1,426	366
Payments of debt	(28,296)	-	-
Payments of interest	(15,648)	(10,362)	(2,659)
Net cash provided by (used in) financing activities	(43,944)	(8,936)	(2,293)
Net cash provided by discontinued operations	(20,965)	1,285	330
Effect of exchange rate changes on cash and cash equivalents	(83)	21	4
Change in cash and cash equivalents	(335,310)	(24,127)	(6,192)
Cash and cash equivalents, beginning of period	395,962	67,321	17,276
Cash and cash equivalents, end of period	60,652	43,194	11,085

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 10, 2019